Calculation of Filing Fee Table

Schedule TO

(Form Type)

Owl Rock Technology Income Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$49,451,547	0.01102%	$5,449.56

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$49,451,547

Total Fees Due for Filing			$5,449.56

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$5,449.56